FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit

1.	Information regarding Audited Financial Results for the Financial Year ended 31 March 2010 according to Indian GAAP.

2.	Press release dated May 31, 2010 regarding audited financials results for the Financial Year ended 31 March 2010.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 15, 2009. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/S/ SANJAY BAWEJA
	Name:	Sanjay Baweja
May 31, 2010	Title:	Chief Financial Officer

Exhibit 1

HQ/CS/CL.24B/14033

31 May 2010

Sir,

Sub:	Information regarding Audited Financial Results for the Financial Year ended 31 March 2010.

Pursuant to clause 41 of the listing agreement with Indian Stock Exchanges, please find sent herewith the Audited Financial Results for the Financial Year ended 31 March 2010 according to Indian GAAP, which have been approved by the Board of Directors at their 195th meeting held on 31 May 2010 (Attachment “A”). The Board of Directors have recommended NIL dividend for the Financial Year 2009-10.

Thanking you,

Yours faithfully, For Tata Communications Limited

/s/ Rishabh Aditya
Rishabh Aditya
Deputy Company Secretary & VP

To

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan for SEC information requirements.

Tata Communications Limited

Regd. Office : VSB, Mahatma Gandhi Road, Fort, Mumbai – 400 001

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com

TATA COMMUNICATIONS LIMITED

REGD. OFFICE: VSB, M.G. ROAD, FORT, MUMBAI-400001.

A. AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2010

		(Rs.In lakhs)
	Particulars	Stand alone		Consolidated
		March 31, 2010	March 31, 2009	March 31, 2010	March 31, 2009
1	Revenues from Telecommunication and Other Services	321,804	374,943	1,102,556	996,317

2	Expenditure

	a. Network Costs	141,504	176,137	646,899	530,022
	b. Operating and Other Expenses	63,812	78,602	200,709	205,690
	c. Salaries and Related Costs	41,844	35,553	153,712	124,018
	d. Depreciation and Amortisation	57,473	42,527	151,080	110,227

	e. Total Expenditure (2a to 2d)	304,633	332,819	1,152,400	969,957

3	Profit / (Loss) from Operations before Other Income, Interest and Exceptional Items (1 - 2)	17,171	42,124	(49,844)	26,360

4	Other Income (net)	12,575	16,982	11,953	19,398

5	Profit / (Loss) before Interest and Exceptional Items (3 + 4)	29,746	59,106	(37,891)	45,758

6	Interest (net)	20,641	12,862	52,056	30,130

7	Profit / (Loss) after Interest but before Exceptional Items (5 - 6)	9,105	46,244	(89,947)	15,628

8	Exceptional Items: Expense/ (Income)
	a. Claim Settlement	—	9,560	—	9,560
	b. Profit on sale of long term Investment	—	(34,665)	—	(36,208)
	c. Interest on Income Tax Refund	(21,828)	—	(21,828)	—

9	Profit / (Loss) from Ordinary Activities before Tax (7-8)	30,933	71,349	(68,119)	42,276

10	Tax Expense	(17,385)	19,754	(14,239)	23,073

11	Net Profit / (Loss) from Ordinary Activities after Tax (9 – 10)	48,318	51,595	(53,880)	19,203

12	Extraordinary Items (net of Tax Expense)	—	—	—	—

13	Net Profit / (Loss) before Minority Interest and Associate Loss (11 - 12)	48,318	51,595	(53,880)	19,203

14	Minority Interest	—	—	8,860	13,178

15	Share in Loss of Associates	—	—	(14,754)	(801)

16	Net Profit / (Loss) (13+14+15)	48,318	51,595	(59,774)	31,580

1

17	Paid up Equity Share Capital (Face value of Rs.10 per share)	28,500	28,500	28,500	28,500

18	Reserves excluding Revaluation Reserve	678,854	630,536	—	—

19	Earnings Per Share (EPS)
	Basic and diluted earnings per share before and after Extraordinary Items (Rs.)	16.95	18.10	(20.97)	11.08

20	Aggregate of public shareholding
	a. Number of shares	46,653,301	43,003,978
	b. Percentage of shareholding	16.37	15.09
21	Promoters and Promoter Group Shareholding a. Pledged / Encumbered - Number of Shares	34,000,000	30,000,000
	- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	15.67	13.81
	- Percentage of Shares (as a % of the total share capital of the Company)	11.93	10.53
	b. Non-encumbered - Number of Shares	183,028,873	180,207,342
	- Percentage of Shares (as a % of the total shareholding of promoters and promoter group)	84.33	86.19
	- Percentage of Shares (as a % of the total share capital of the Company)	64.22	65.69
22	Debt Service Coverage Ratio (DSCR) DSCR = (Profit from Ordinary Activities before Tax and Exceptional Items + Interest on Long-Term Loans) / (Interest on long Term Loans + Repayment of Long-Term Loans during the year)*	1.35	1.22
23	Interest Service Coverage Ratio (ISCR) ISCR = (Profit from Ordinary Activities before Tax and Exceptional Items + Interest on Long-Term Loans)/ Interest on Long-Term Loans*	1.41	4.84

*	For the purpose of the computation, Loans having original maturity of more than 360 days are considered as Long-Term Loans.

2

B. Stand alone Segment Information:

Business Segments:

	(Rs. in lakhs)
	For the year ended March 31,
Particulars	2010	2009

Revenues from Telecommunication and Other Services

Wholesale Voice	124,701	174,059
Enterprise and Carrier Data	132,263	145,046
Others	64,840	55,838

Total	321,804	374,943

Segment result

Wholesale Voice	25,309	33,052
Enterprise and Carrier Data	111,760	113,129
Others	36,286	34,184

Total	173,355	180,365

Less:

(i) Interest Cost (net)	20,641	12,862

(ii) Other Unallocable Expenses (net)	143,609	121,259

Profit before Taxes and Exceptional Items	9,105	46,244

Exceptional Expenses / (Income) (net)	(21,828)	(25,105)

Profit before Taxes	30,933	71,349

Tax Expense	(17,385)	19,754

Net Profit	48,318	51,595

Notes to Segments:

The Company’s reportable segments are Wholesale Voice, Enterprise and Carrier Data and Others.

Revenues and expenses, which are directly identifiable to the segments, are attributed to the relevant segment. Expenses on rent of satellite channels and landlines, and royalty and licence fee are allocated on the basis of usage. Segment result is segment revenues less segment expenses. Certain costs, including depreciation which are not allocable to segments have been classified as “Other unallocable expenses (net)”.

Telecommunication services are provided utilizing the Company’s assets and related liabilities which do not generally make a distinction between the types of services. As a result, fixed assets are used interchangeably between segments. In the absence of a meaningful basis, assets and liabilities cannot be allocated between segments.

3

Notes:

1.	The above results of the Company for the year ended March 31, 2010 have been audited by the statutory auditors, recommended by the audit committee and were taken on record and approved by the Board of Directors at their meeting held on May 31, 2010.

2.	Other Income includes exchange loss (net) of Rs.1,228 lakhs (previous year gain (net) of Rs.4,656 lakhs) and exchange loss (net) of Rs. 1,653 lakhs (previous year loss (net) of Rs. 1,630 lakhs) for stand alone and consolidated results respectively.

3.	Tax Expense is net of provision reversed pertaining to financial year 1993 - 94 pursuant to the favourable order received from Income Tax Appellate Tribunal (ITAT). Consequently, the Company has written back tax provision of Rs. 28,001 lakhs.

4.	The consolidated loss for the year includes:

a.	Loss of Rs. 46,430 lakhs (previous year loss of Rs. 13,307 lakhs) for the Company’s effective holding in Neotel Pty Ltd., South Africa. The Company’s effective share holding in Neotel is 49.01% for 12 months in the current year as against 22.01% for 10 months and 49.01% for 2 months in the previous year

b.	The Depreciation for the current year has increased by Rs. 40,853 lakhs consequent to significant amount of capitalization done over the last two years.

c.	Provision for retirals has increased by Rs.16,131 lakhs consequent to changes in actuarial assumptions in its overseas subsidiaries and changes of Gratuity provisions in India

5.	The previous year’s figures have been regrouped and reclassified wherever necessary to make them comparable with the current year’s figures.

6.	Investor Complaint status:

Outstanding as on January 01, 2010	Total received during the quarter ended March 31, 2010	Total resolved during the quarter ended March 31, 2010	Outstanding as on March 31, 2010
Nil	1	1	Nil

For TATA COMMUNICATIONS LIMITED

/s/ N. SRINATH
N. SRINATH
MANAGING DIRECTOR &
CHIEF EXECUTIVE OFFICER

Place	:	Mumbai.
Date	:	May 31, 2010

4

Exhibit 2

HQ/CS/CL.24B/14035

31 May 2010

Sir,

Sub: Press Release - regarding Audited financial Results of the Financial Year ended 31st March 2010.

Please find sent here with a copy of the press release on the captioned subject being issued today.

Thanking you,

Yours faithfully,

For Tata Communications Limited

/s/ Satish Ranade
Satish Ranade
Company Secretary & CLO

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 66418125/26.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. R. Gangadharan for SEC information requirements.

Tata Communications Limited

Plot C 21 & C 36 ‘G’ Block Bandra Kurla Complex, Mumbai 400 098 India

Regd. Office : VSB Mahatma Gandhi Road Fort Mumbai – 400 001 India

Tel 91 22 6657 8765 Fax 91 22 6725 1962 website www.tatacommunications.com

Media Contacts
Ravindran Subramanian Tata Communications +91 9223306610 Ravindran.s@tatacommunications.com	Vaishnavi Corporate Communications +91 9987274023 Pushpendra.dhansoia@vccpl.com

Tata Communications FY2009-10 consolidated revenues up 10.7 % to Rs 11,026 crores

Mumbai, India – May 31, 2010: Tata Communications, a leading global provider of a new world of communications, reported its consolidated financial results under Indian GAAP for the year ended March 31, 2010. Consolidated revenues increased by 10.7 % to Rs 11,026 crores (about $2.32 Billion) from Rs. 9,963 crores in the previous year.

The company’s operating profit (EBIDTA) was Rs 1,012 crores for 2009-10 as against Rs 1,366 crores for the previous year. The company reported a net loss of Rs 598 crores for 2009-10. The consolidated net loss for the year includes a loss of Rs 464 crores for the company’s holding in Neotel, South Africa. The company’s shareholding in Neotel was at an effective 49.01 % for the full year as against 22.01% for a significant period of the previous year. The consolidated net loss also includes increases in other non-cash costs, depreciation by Rs 409 crores (consequent to significant amount of capitalization done over the last two years) and provision for retirals by Rs 161 crores (consequent to changes in actuarial assumptions for our overseas subsidiaries and amendments in the gratuity provisions in India).

The Board of Directors has recommended that no dividend be payable this year.

Tata Communications continued to invest in achieving its vision and strategy. A strong focus on expansion and long-term investment has seen the company reinvest its cash in the business in expanding its presence and capabilities in India and all key international markets. With economic conditions improving across the world and technology playing an important role in post-revival business strategies, the company anticipates strong demand across most of our market segments.

The company reported continued growth in its core wholesale voice as well as enterprise data services business. During the year, Tata Communications signed a landmark five year agreement with BT Group through which Tata Communications became become BT’s primary supplier of International Direct Dial (IDD) and other voice termination services outside BT’s own footprint countries and BT became Tata Communication’s main distribution channel for its IDD traffic into the UK. Tata Communications also entered into an agreement to acquire the Mosaic business of the BT Group which enhanced the company’s capabilities in the digital media & entertainment space. During the year the company continued its rollout of Telepresence public rooms through tie –ups with Starwood Hotels and Carlson & Wagonlit Travels.

During the year, Tata Communications completed the construction of its new 6700km, 3.8 Tbps TGN-Intra Asia submarine cable system connecting Singapore, Hong Kong, Japan, Vietnam and the Philippines. Tata Communications also began work on the TGN-Gulf submarine cable system which will be completed during 2011, and will connect the middle-eastern region to the rest of the world via the Tata Global Network (TGN), providing reliable high speed bandwidth to all the key cities of the world. The company also announced the availability of new capacity connecting Asia and South Africa as well as investment in a new cable system on the west coast of Africa.

About Tata Communications

Tata Communications is a leading global provider of a new world of communications. With a leadership position in emerging markets, Tata Communications leverages its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national enterprises, service providers and Indian consumers.

The Tata Global Network includes one of the most advanced and largest submarine cable networks, a Tier-1 IP network, with connectivity to more than 200 countries across 400 PoPs, and nearly 1 million square feet of data center and collocation space worldwide.

Tata Communications’ depth and breadth of reach in emerging markets includes leadership in Indian enterprise data services, leadership in global international voice, and strategic investments in operators in South Africa (Neotel), Sri Lanka (Tata Communications Lanka Limited), and Nepal (United Telecom Limited).

Tata Communications Limited is listed on the Bombay Stock Exchange and the National Stock Exchange of India and its ADRs are listed on the New York Stock Exchange. (NYSE: TCL) www.tatacommunications.com

Forward-looking and cautionary statements

Certain words and statements in this release concerning Tata Communications and its prospects, and other statements, including those relating to Tata Communications’ expected financial position, business strategy, the future development of Tata Communications’ operations, and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of Tata Communications, or industry results, to differ materially from those expressed or implied by such forward-looking statements. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on Tata Communications’ network; failure to develop new products and services that meet customer demands and generate acceptable margins; failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services; failure to stabilize or reduce the rate of price compression on certain of the company’s communications services; failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of Tata Communications’ industry; and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in Tata Communications’ control, include, but are not limited to, those risk factors discussed in Tata Communications’ various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Tata Communications is under no obligation to, and expressly disclaims any obligation to, updates or alters its forward-looking statements.